1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 25, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2018/10/25 :	Clarification on information related to recent media report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Clarification on information related to recent media report

Date of events: 2018/10/25

Contents:

1.Date of occurrence of the event:2018/10/25

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter "head office" or

  "subsidiaries"):head office

4.Reciprocal shareholding ratios:N/A

5.Name of the reporting media:Storm Media Group

6.Content of the report: Chunghwa Telecom today clarified media reports about bad debt issues incurred from solar energy projects, that Chunghwa

Telecom probably will recognize NT$3 billion in bad debt in the third quarter due to its solar energy project undertaking.

7.Cause of occurrence:By the end of second quarter of 2018, the consolidated provision of doubtful accounts of the company was NT$768 million; the financial statements of third quarter is in preparation, but the company anticipates there will be no significant increase in the provision of doubtful accounts, and the news report is a market rumor.

8.Countermeasures:Starting from the fourth quarter in 2016, Chunghwa Telecom adopted a more cautious policy toward project selection in order to solidify our financial management, at the same time actively enhance accounts receivables collection including solar energy projects. Some solar energy projects have incurred bad debts so far, but the solar power project at

Changhua Coastal Park undertaken in 2018 has not incurred any bad debt.

9.Any other matters that need to be specified:Chunghwa Telecom will continue to be cautious on project selection, and actively enhance debt recovery mechanism to improve profitability.

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